UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of December 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

1. EDP Release: EDP Group Reaches Agreement to Acquire Nuon España

2. EDP Release: Parpública Issues Exchangeable Bond into 4.38% of EDP Shares with Five Years’ Maturity

3. EDP Release: UBS AG and Energy Finance Portugal, S.A. Notify of Change in Holding in EDP’s Share Capital

Lisbon, December 09th 2005

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP GROUP REACHES AGREEMENT TO ACQUIRE NUON ESPAÑA

NEO - Novas Energías do Ocidente, S.A. (“NEO”) – EDP Group’s company responsible for the development of projects in the renewable energies sector in the Iberian Peninsula and Europe, has signed today a contract with Nuon International Renewables Projects B.V. (“Nuon”) which establishes the main conditions for the acquisition of 100% of the share capital of Grupo Nuon España, S.L.U. and of Desarrollos Eólicos S.A. (“Nuon España”).

The agreed value for the acquisition of all the shares of Nuon España is 478 million euros. The company’s net financial debt is expected to amount, as of the end of 2005, to approximately 223 million euros, of which, 83 million euros represent shareholder loans also to be acquired by NEO at their nominal value.

This transaction is not subject to any prior regulatory approval and therefore the effective transfer of the shares, the subject of this contract, is foreseen for next week. A contractual “break-up fee” has been agreed for both parties should any of them breach the agreement signed today.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899	Nuon España is a company acting in the renewable energies sector in the Spanish market and has a portfolio of wind farm projects with a total capacity of 1,407 MW, out of which 221 MW are already fully operational and 1,186 MW are in different stages of development. The wind farms are located in Galicia, Aragon, Andalusia and Canary Islands and comprise high quality assets with an average number of wind hours of 2.650 hours/year, considerably above the average for the sector in Spain, which stands at 2.350 hours/year.
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Email: ir@edp.pt

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

NEO is the EDP Group’s company that designs, builds and operates projects for the production of electricity from renewable sources in the Iberian Peninsula and Europe. NEO will hold the assets of both Enernova and Genesa, which, as of 30th September 2005, totalled 534 MW of installed capacity. It is also foreseen, until the end of 2005, the entry into operation of the two wind farms in Spain and the repowering of one wind farm in Portugal, for a total additional capacity of 102 MW.

The strategic rational behind this transaction is based, among others on: (i) the clear geographic fit between Nuon España’s and NEO’s wind portfolios; (ii) the extensive knowhow of Nuon España in the operation and maintenance of wind farms; (iii) the fostering of the existing economies of scale, which stem out of the operation of a business with significant dimension in this area, namely in the acquisition of generation equipment and other investments.

ABN Amro and Banco Santander acted as advisors to this transaction, which represents another step for the completion of the investment plan presented by EDP for the renewable business area in the Iberian Peninsula.

EDP – Energias de Portugal, S.A.

Lisbon, December 9th 2005

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	PARPÚBLICA ISSUES EXCHANGEABLE BOND INTO 4.38% OF EDP SHARES WITH FIVE YEARS’ MATURITY

EDP – Energias de Portugal, S.A. (“EDP”) announces that Parpública – Participações Públicas (SGPS), S.A. (“Parpública”) notified the company that today, pursuant to Decree Law 209- A/2005 of December 2nd that sets out the terms and conditions for the 6th privatization stage of EDP, it issued an exchangeable bond into ordinary shares of the company (the “Exchangeable”) that were subject of a private placement with national and foreign institutional investors.

The total amount of Exchangeable bonds issued by Parpública is of 572,800,000 euros. The Exchangeable bonds have a 2.69% coupon and mature five years after the settlement date of the issue. The conversion price of the Exchangeable is 3.58 euros.

The assets underlying the Exchangeable bonds comprise 160,000,000 ordinary shares of EDP, currently owned by Parpública, corresponding to a 4.376% stake of the company’s share capital.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

The bondholders have the right to convert the Exchangeable bonds into EDP shares during the last year prior to the issue’s maturity date or to receive the equivalent amount in cash. Parpública will apply for the listing of the Excheangeble bonds on the Euronext Lisbon regulated market.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

Lisbon, December 9th 2005

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	UBS AG AND ENERGY FINANCE PORTUGAL, S.A. NOTIFY OF CHANGE IN HOLDING IN EDP’S SHARE CAPITAL

Pursuant to articles nr.16 and nr.17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. (“EDP”) makes the following legal announcement:

UBS AG notified EDP that it increased its holding in EDP’s share capital from 2,100% to 2,176%, corresponding to 79,560,875 shares of EDP’s common stock. As EDP holds 16.004.843 own shares, the UBS AG holding represents 2,185% of the total voting rights.

UBS AG added that the above mentioned stake is comprised of i) 73,173,896 shares, corresponding to 2,001% of EDP’s share capital and 2,010% of the total voting rights, held by UBS AG, London Branch, in an account with a local custodian; and of ii) 4,225,979 shares, corresponding to 0,116% of EDP’s share capital and total voting rights, held by UBS AG, Zurich and Basel, in an omnibus account with a local custodian on behalf of UBS AG’s clients.

UBS AG also reported that it signed a share purchase agreement, with a re-purchase obligation in one year time, with Energy Finance Portugal, S.A. (the “Seller”) for the acquisition of 73,130,755 EDP shares, corresponding to 2,000% of EDP’s share capital and 2,009% of the total voting rights.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt	UBS AG will give representation powers to the Seller for the exercise of the voting rights but will maintain the privilege to endow the Seller with voting instructions, or to refuse to issue powers of attorney to the Seller, if these measures are required to protect its own interests. The Seller is a company fully controlled by Great Regent Development Ltd.

…/…

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

Further to the abovementioned holdings of UBS AG, Zurich and Basel, and of UBS AG, London Branch, an additional 21.447.226 shares representing 0,589% of EDP’s voting rights should also be assigned to UBS AG, in accordance with article nr.20 of the Portuguese Securities Code, given their ownership by the following subsidiaries of UBS AG:

•	UBS O’Connor Limited

•	GAM London Ltd

•	UBS Global Asset Management (Americas) Inc.

•	UBS Global Asset Management (Deutschland) GmbH

•	UBS Global Asset Management (Japan) Ltd

•	UBS Global Asset Management Life Ltd

•	UBS Global Asset Management (UK) Ltd

In addition to the UBS AG notification, Energy Finance Portugal, S.A. also gave notice to EDP that it has the right to acquire from UBS AG, 73.130.755 shares, corresponding to 2,000% of EDP’s share capital and 2,009% of the total voting rights.

Energy Finance Portugal, S.A. also informed EDP that, pursuant to articles nr.16, nr.17 e nr.20 of the Portuguese Securities Market Code, the voting rights in EDP should be assigned to:

i) Great Regent Development Ltd, as the holder of a dominant stake in Energy Finance Portugal, S.A.;

ii) STDM – Sociedade de Turismo e Diversões de Macau, S.A. as the holder of a dominant stake in Great Regent Development Ltd.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 13, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ JOÃO RAMALHO TALONE
Name:	João Ramalho Talone
Title:	Chief Executive Officer